SEC File Number:811-4577
                                                          CUSIP Number:31420C704
                                                                       31420C803
                                                                       31420C886
                                   United States
                        Securities and Exchange Commission
                              Washington, D.C. 20549

                                    FORM 12b-25

                            Notification of Late Filing

(Check one):      __Form 10-K   __Form 20-F   __Form 11-K   __Form 10-Q
__Form 10-D  _X_Form N-SAR                ___Form N-CSR
            For Period Ended:  March 31, 2006

            __Transition Report on Form 10-K __Transition Report on Form 20-F
            __Transition Report on Form 11-K __Transition Report on Form 10-Q
            __Transition Report on Form N-SAR For the Transition Period Ended:
---------------------------------------------------

  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
--------------------------------------------------------------------------------


PART I - REGISTRANT INFORMATION

Federated Income Securities Trust on behalf of Federated Fund for U.S. Government Securities
-----------------------------------------------------------------------------
Full Name of Registrant


-----------------------------------------------------------------------------
Former Name if Applicable

5800 Corporate Drive
-----------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Pittsburgh, Pennsylvania  15237-7000
-----------------------------------------------------------------------------
City, State and Zip Code






PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            | (a) The reason described in reasonable detail in Part III of this form could not be eliminated
            | without unreasonable effort or expense
            | (b) The subject annual report,  semi-annual report,  transition report on Form 10-K,
      _X_   | Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion
              thereof, will be filed
            | on or before the fifteenth calendar day following the prescribed due date; or the subject
            | quarterly report or transition report on Form 10-Q or
              subject distribution report on
            | Form 10-D, or portion  thereof,  will be filed on or before the fifth calendar day following
            | the    prescribed   due date; and
            | (c) The accountant's statement or other exhibit required by
              Rule 12b-25(c) has been attached
            | if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

During the fiscal year ended March 31, 2006, the registrant identified certain adjustments that should be made to the amount of interest income previously recognized on certain privately issued securities held by the registrant for the fiscal periods ended March 31, 2000 through March 31, 2005. As a result, the registrant has proposed certain revisions to the financial statements issued during the fiscal year ended March 31, 2006 for the amounts previously recorded related to these securities. The registrant is currently coordinating with its current independent registered public accountant as well as the former independent registered public accountant, whose opinions related to the years revised, as to the proper financial statement presentation. Given the logistical issues of coordinating the issuance of the proper reports of independent registered public accountants and the related consents, the registrant requires additional time to coordinate the filing of the annual report and Form N-SAR.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Richard A. Novak                                 412         288-7045
(Name)                                          (Area Code) (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s) Yes _X_ No ___


--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes
___ No _X_

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

-----------------------------------------------------------------------------


   Federated Income Securities Trust on behalf of Federated Fund for U.S.
                            Government Securities
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 5, 2006

By:  /s/ Richard A. Novak
Richard A. Novak
Treasurer, Principal Financial Officer